United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Caesarstone Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M 20598 104

(CUSIP Number)

Mr. Dori Brown

4 Berkowitz Street

Museum Tower, 11th Floor

Tel Aviv, Israel 64238

972 3 609 3525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13D	Page 1 of 2 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed by Tene Growth Capital III (G.P.) Company Ltd.; Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership; Tene Investments in Projects 2016 Limited Partnership (the “Record Holder”); and Dr. Ariel Halperin (“Dr. Halperin” and, together with the Record Holder, the “Reporting Persons”), with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2016 (the “Schedule 13D”), relating to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Certain terms of the Term Sheet as described in Item 4 of the Schedule 13D are hereby amended by adding the following information at the end thereof:

On February 20, 2018, the Record Holder and Sdot Yam agreed to extend the previously disclosed Term by an additional two years (the “Extended Term”). As a result of the extension of the Term, the term of the Call Option has also been extended for an additional two years. During the Extended Term, no additional interest will accrue on the Exercise Price underlying the Call Option. The remainder of the terms of the Call Option and of the Term Sheet remain unchanged.

The foregoing description of the Extended Term does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Sheet Amendment, which is attached as an exhibit to this Amendment No. 2 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes an amendment to the Term Sheet and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
3	Term Sheet Amendment.

CUSIP No. M 20598 104	13D	Page 2 of 2 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 20, 2018

Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin
By:	/s/ Dori Brown

Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin
By:	/s/ Dori Brown

Tene Investments in Projects 2016 Limited Partnership, by its general partner, Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin
By:	/s/ Dori Brown

Dr. Ariel Halperin

By:	/s/ Ariel Halperin